Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2026 First Quarter Results

COLUMBUS, Ohio (May 1, 2026) SCI Engineered Materials, Inc. (“SCI” or “Company”) (OTCQB: SCIA), today reported financial results for the three months ended March 31, 2026.

Jeremy Young, President and Chief Executive Officer, stated, “Our 2026 first quarter financial performance included record revenue, and significantly higher gross profit, net income, and quarter-end order backlog compared to the same period a year ago. We are especially encouraged by increased sales of products introduced in 2025 and additional specialty services that complement SCI’s established capabilities. Customer interest in a domestic manufacturer continues to increase.”

Mr. Young added, “SCI’s marketing and sales initiatives continue to enhance the Company’s visibility which resulted in the addition of new customers and an increased number of inquiries being converted to orders during the first quarter of 2026. Specific benefits are attributable to participation in industry specific trade shows and expanded online marketing initiatives. These focused efforts are enabling the Company to gain traction in specific niche markets as customers recognize the breadth of our manufacturing and services portfolio.”

Revenue

Revenue increased 133% for the three months ended March 31, 2026, to a record $8,160,362 compared to $3,500,232 for the same period in 2025. The year-over-year difference was due to increased cost of a key raw material, product mix and higher volume compared to a year ago.

Order backlog was $7.1 million at March 31, 2026, compared to $2.6 million at December 31, 2025, and $2.5 million on the same date a year ago, due to products introduced in 2025 and new customers. Intra-quarter orders remain strong as companies continue to effectively manage their inventories.

Gross profit

Gross profit increased 90% to $2,035,120 for the first quarter of 2026 from $1,072,814 for the first quarter of 2025, primarily due to higher revenue.

Operating expenses

Operating expenses were $1,546,196, including fraud expense of $562,026, for the first three months of 2026 compared to $770,275 for the same period last year. Key factors in the year-over-year comparison include the fraud expense, higher non-cash compensation and benefit expense due to timing issues, and increased staff versus the first quarter of 2025.

Fraud expense

On February 10, 2026, the Company reported it was subjected to an imposter scam of $898,325 executed in conjunction with bank fraud. The Company has recovered $336,299 as of April 30, 2025, resulting in a fraud expense of $562,026 recorded in the first quarter of 2026. Comprehensive efforts continue to be actively pursued to recover the funds involved.

Net interest income

Net interest income was $109,086 for the three months ended March 31, 2026, or 11% above $98,130 for the same period last year. This increase was attributable to higher cash and cash equivalents, and additional investments in marketable securities compared to the first quarter of 2025.

Income taxes

Income tax expense increased 49% to $135,748 for the three months ended March 31, 2026, from $90,952 for the same period in 2025 due to higher taxable income for the first quarter of this year. The Company’s effective tax rate remained stable at 22.7% for the first quarter of 2026 and 2025, respectively.

Net income

Net income was $462,262 for the three months ended March 31, 2026, versus $309,717 for the comparable period in 2025. The 49% year-over-year increase was primarily attributable to higher gross profit. Net income per diluted share was $0.10 for the first quarter of 2026 versus $0.07 for the first quarter of 2025. Shares outstanding decreased approximately 2% for the first quarter of 2026 compared to the same period last year due to the Company’s share repurchase program initiated during the fourth quarter of 2025.

Cash and cash equivalents

Cash and cash equivalents were $8,540,160 at March 31, 2026, versus $7,939,000 at December 31, 2025, an increase of 7.6%. The Company’s investments in marketable securities were $3,367,688 at March 31, 2026, compared to $3,367,125 at December 31, 2025.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications and works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2025. One or more of these factors has affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

CONDENSED BALANCE SHEETS

	March 31	March 31
	2026	2025
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$8,540,160	$7,939,000
Investments - marketable securities, short term	298,688	298,125
Accounts receivable, less allowance for doubtful accounts	787,910	720,364
Inventories	3,277,395	1,091,471
Prepaid purchase orders and expenses	153,158	196,491
Total current assets	13,057,311	10,245,451

Property and Equipment, at cost
Machinery and equipment	9,377,108	9,314,408
Furniture and fixtures	180,364	180,364
Leasehold improvements	732,711	732,711
Construction in progress	647,570	627,503
Property and Equipment, at cost	10,937,753	10,854,986
Less accumulated depreciation and amortization	(7,899,596)	(8,020,249)
Property and equipment, net	3,038,157	2,834,737

Other Assets
Investments, net - marketable securities, long term	3,069,000	3,069,000
Right of use asset, net	1,011,287	1,061,709
Deferred tax asset	—	—
Other assets	60,227	61,461
Total other assets	4,140,514	4,192,170
TOTAL ASSETS	$20,235,982	$17,272,358

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Operating lease, short term	$222,253	$212,561
Accounts payable	266,258	245,523
Customer deposits	3,556,441	829,158
Accrued expenses	427,060	568,503
Total current liabilities	4,472,012	1,855,745

Deferred tax liability	515,154	389,572
Operating lease, long term	789,032	849,148
Total liabilities	5,776,198	3,094,465

Total shareholders' equity	14,459,784	14,177,893
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$20,235,982	$17,272,358

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED)

	THREE MONTHS ENDED MARCH 31,
	2026	2025

Revenue	$8,160,362	$3,500,232
Cost of revenue	6,125,242	2,427,418
Gross profit	2,035,120	1,072,814
General and administrative expense	642,043	547,821
Fraud expense	562,026	—
Research and development expense	142,610	102,267
Marketing and sales expense	199,517	120,187
Income from operations	488,924	302,539
Interest income, net	109,086	98,130
Income before provision for income taxes	598,010	400,669
Income tax expense	135,748	90,952
NET INCOME	$462,262	$309,717
Earnings per share - basic and diluted
Income per common share
Basic	$0.10	$0.07
Diluted	$0.10	$0.07
Weighted average shares outstanding
Basic	4,470,227	4,568,127
Diluted	4,470,227	4,572,491

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

(UNAUDITED)

	2026	2025
CASH PROVIDED BY (USED IN):
Operating activities	$1,178,204	$933,353
Investing activities	(309,545)	(333,336)
Financing activities	(267,500)	—
NET INCREASE IN CASH	601,160	600,017

CASH - Beginning of period	7,939,000	6,753,403

CASH - End of period	$8,540,160	$7,353,420